Exhibit (12)(b)
CONSUMERS ENERGY COMPANY
Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

	Nine Months
	Ended
	September 30	Year Ended December 31
	2008	2007	2006	2005	2004	2003
				(b)
Earnings as defined (a)
Pretax income from continuing operations	$443	$437	$167	$(590)	$439	$333
Exclude equity basis subsidiaries (c)	—	—	(1)	(1)	(1)	(42)
Include equity basis dividends received (c)	—	—	—	—	—	45
Fixed charges as defined	205	293	307	316	345	261

Earnings as defined	$648	$730	$473	$(275)	$783	$597

Fixed charges as defined (a)
Interest on long-term debt	$169	$236	$286	$305	$328	$241
Estimated interest portion of lease rental	19	23	8	6	4	7
Other interest charges	17	34	13	5	13	13

Fixed charges as defined	$205	293	307	316	345	261
Preferred dividends	3	3	3	3	3	3

Combined fixed charges and preferred dividends	$208	$296	$310	$319	$348	$264

Ratio of earnings to fixed charges	3.16	2.49	1.54	—	2.27	2.29

Ratio of earnings to combined fixed charges and preferred dividends	3.12	2.47	1.53	—	2.25	2.26

NOTES:

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)	For the year ended December 31, 2005, fixed charges exceeded earnings by $591 million and combined fixed charges and preferred dividends exceeded earnings by $594 million. Earnings as defined include $1.184 billion of asset impairment charges.

(c)	In 2004, we consolidated the MCV Partnership and the FMLP in accordance with Revised FASB Interpretation No. 46.